Monetta Family of Mutual Funds

No-Load

Monetta Fund

Monetta Trust

    Small-Cap Equity Fund

    Mid-Cap Equity Fund

    Large-Cap Equity Fund

    Balanced Fund

    Intermediate Bond Fund

    Government Money Market Fund



Semi-Annual Report

June 30, 2001

1-800-MONETTA
www.monetta.com

TABLE OF CONTENTS

Performance Highlights

Schedule of Investments

Financial Statements

Footnote:
Past performance is no guarantee of future results. The principal value and return on your investment will fluctuate and, on redemption, may be worth more or less than your original cost. Historically, small company stocks and mid-cap companies stocks have been more volatile than large company stocks, including the increased risk of price fluctuations. An investment in the Government Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other Government Agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Excluding the Government Money Market Fund, the Monetta Funds, at the discretion of the Portfolio Manager, may invest in Initial Public Offerings (IPO's) which may significantly impact their performance. Due to the speculative nature of IPO's, there can be no assurance that IPO participation will continue and that IPO's will have a positive effect on Funds' performance. For the six-month period ended June 30, 2001, none of the Funds participated in IPO's.

References to individual securities are the views of the Advisor at the date of this report and are subject to change. References are not a recommendation to buy or sell any security. Fund holdings are subject to change.

Participation in a dollar cost averaging plan does not assure a profit and does not protect against a loss in declining markets.

Since indices are unmanaged, it is not possible to invest in them.

Sources for performance data include Lipper Analytical Services, Inc., and Frank Russell Company.

For a prospectus containing more complete information please call Monetta at 1-800-MONETTA. Please read it carefully before you invest or send money.

Distributor: Funds Distributor, Inc. 08/01

Monetta Family of No-Load Mutual Funds

Dear Fellow Shareholders: July 27, 2001

The year 2001 couldn't have started out much better, a strong economy, a new president, a record budget surplus and inflation under control. By March, signs of economic slow down began to spread to almost every segment, busting valuation bubbles primarily in the technology related areas. As we approached mid-year signs of a European slow down began to surface suggesting that investors look ahead to 2002 for relief.

What investors thought was going to be a "V" shape bottom, then looked like a "U" and now seems to be looking like an "L", as the prospects for economic growth lengthened.

Financial markets and investor expectations continue to oscillate between recovery hopes and relapse fears. Our investment philosophy has been to participate, but not chase, and to use market pullbacks to consolidate positions into the industry leaders.

On the time line we are about sixteen months into a bear market and six months into one of the most aggressive Federal Reserve easing policy in memory. Historically, bear markets have lasted between sixteen and nineteen months with Federal Reserve easing usually requiring about twelve months to take effect. Unless we are in a long "L" recovery mode we should start to see some economic improvement within the next few quarters.

The Monetta investment approach emphasizes investing in growth stocks and high-grade corporate bonds. As a result, our equity returns have suffered while the bond returns have benefited. In the growth stock area there was just no place to hide to preserve fund value without changing our basic approach to investing. Although we believe that most of the valuation damage is behind us, growth stocks may trade in a narrow range until economic and earnings growth begin to show signs of recovery.

Stimulating an economic recovery will depend on consumer spending. Near term the consumer is helped by mortgage refinancing, a tax rebate and declining gas and oil prices. Whether this will be enough to stimulate economic growth is uncertain.

It seems to us that many of the economic concerns are already reflected in stock prices, but we may not be out of the woods yet. A key downside risk is that the slowdown lasts longer than we expect, which could lower consumer confidence as unemployment increases and job security in other industries become an issue.

We expect the first favorable earnings comparisons to be in the first or second quarter of 2002. The markets tend to discount this news six to nine months before the actual event, suggesting the possibility of a year-end rally.

For long-term investors we believe these are the times from which the best buying opportunities occur, but there are no guarantees.

Thanks for being one of our valued shareholders.

Sincerely,

Robert S. Bacarella
President and Founder

Timothy R. Detloff, CPA
Vice-President and Portfolio Manager

(THIS PAGE INTENTIONALLY LEFT BLANK)

Monetta Fund

Period ended 6/30/2001

Investment Objective:	Market Capitalization:	Total Net Assets:
Capital Appreciation/Income	$2.3 billion	$88.4 million

PERFORMANCE:

	Average Annual Total Return		
	1 Year	5 Year	10 Year
Monetta Fund	**- 34.86%**	**5.78%**	**7.98%**
Russell 2000*	**0.57%**	**9.62%**	**13.50%**
Russell 2000 Growth*	**- 23.34%**	**4.77%**	**10.22%**

*Source Frank Russell Company



49500
39600
29800
19900
10000
$35,462
$26,504
$21,410
91 | 92 | 93 | 94 | 95 | 96 | 97 | 98 | 99 | 00 | 01
Monetta
Russell 2000 Index
Russell 2000 Growth

Past performance is no guarantee of future results. The principal value and return on your investment will fluctuate and, on redemption, may be worth more or less than your original cost. Because of ongoing market volatility, fund performance may be subject to substantial short-term changes. The graph to the right compares the change in value of a $10,000 investment in the Monetta Fund and the Russell 2000 Stock and Growth indices, with dividend and capital gains reinvested. The Russell 2000 Stock and Growth Indices are broad measures representative of Small-Cap companies. Please refer to footnote at bottom of Page 2.

PORTFOLIO COMPOSITION



Chemicals 5.1%
Telecommunications 5.9%
Pharmaceuticals 17.2%
Software 6.4%
Oil&Gas Services 6.9%
All Other Industries 12.3%
Commercial Services 7.7%
Retail 10.3%
Semiconductors 9.0%
(A) 9.6%
Healthcare-Products and Services 9.6%

(A) Short-term investments net of other assets and liabilities.

TOP 5 EQUITY HOLDINGS:

	% of Net Assets
Watson Pharmaceuticals, Inc.	7.7%
Aremissoft Corp.	6.4%
MAXIMUS, Inc.	5.4%
RehabCare Group, Inc.	4.5%
Petroleum Geo-Services ASA-Spon ADR	4.3%
Total Top 5 Holdings	**28.3%**

COMMENTARY

For the six-month ended June 30, 2001 the Monetta Fund posted a return of negative 10.87% lagging the 6.85% and the 0.57% returns of the Russell 2000 Index and the Russell 2000 Growth Index, respectively. For the one-year period ended June 30, 2001, the Fund's return was negative 34.86% versus the Russell 2000 Index and the Russell 2000 Growth Index of 0.57% and negative 23.34%, respectively.

While we are not pleased with our performance for the first half of 2001, when compared to our peers and the other major market averages, our performance was in line. For the first half of 2001, the average small-cap growth fund, per Lipper Analytical services, declined 4.55% while the NASDAQ composite fell 12.59%.

The year-to-date performance variance versus the Russell 2000 Index benchmarks can be attributed primarily to two factors. First, we under weighted the financial services group, which has performed well thus far in 2001. Secondly, while our technology exposure is much lower than it has been historically, due to the continued poor performance of this sector, it negatively impacted our performance.

In keeping with our sell discipline, there were no individual stocks which significantly impacted performance negatively with the exception of Aremissoft, an enterprise software concern. Aremissoft, which on June 30, 2001 represented 6.4% of net assets, remains in the portfolio as the company's fundamentals remain in tact. Qlogic Corp., a semiconductor manufacturer, is one technology stock which bucked the negative trend and performed very well thus far in 2001. A portion of the gain has been realized, and the stock, which represents 2.6% of net assets on June 30, 2001, remains in our portfolio.

The Fund is well diversified across a number of industry sectors with the exception of the financial services group, which we believe lacks of significant revenue and earnings growth companies. As the Monetta Fund is a growth-oriented fund, we tend to favor the technology, health care and retail industries where more high growth companies are typically found.

The market continues to be sluggish. A widespread earnings slowdown is upon us, causing many companies' stock price to perform poorly. As a result, we have narrowed the number of holdings in the Fund. We are continuing to identify and invest in companies that are exhibiting strong growth trends. Our focus has not changed despite the negative market sentiment. We look forward to reporting our progress to you in future periods.

Monetta Small-Cap Equity Fund

Period ended 6/30/2001

Investment Objective:	Market Capitalization:	Total Net Assets:
Capital Appreciation	$2.3 billion	$3.5 million

PERFORMANCE:

	Average Annual Total Return		
	1 Year	3 Year	Since Inception 2/1/97
Monetta Small-Cap Equity Fund	- 27.29%	3.54%	12.80%
Russell 2000*	0.57%	5.28%	9.10%
Russell 2000 Growth*	- 23.34%	2.15%	4.97%



*Source Frank Russell Company.

Past performance is no guarantee of future results. The principal value and return on your investment will fluctuate and, on redemption, may be worth more or less than your original cost. The graph to the right compares the change in value of a $10,000 investment in the Monetta Small-Cap Equity Fund and the Russell 2000 Stock and Growth Indices with dividend and capital gains reinvested. The Russell 2000 Stock and Growth Indices are a broad measure representative of Small-Cap companies. Please refer to footnote at bottom of Page 2.

PORTFOLIO COMPOSITION



(A) Short-term investments net of other assets and liabilities.

TOP 5 EQUITY HOLDINGS:

	% of Net Assets
Qlogic Corp.	7.7%
Watson Pharmaceuticals, Inc.	7.0%
Foundry Networks, Inc.	5.7%
Syncor Int'l Corp.	4.9%
Anchor Gaming	4.8%
Total Top 5 Holdings	**30.1%**

COMMENTARY

The Monetta Small-Cap Equity Fund posted a return of negative 10.19% for the six-month period ended June 30, 2001, lagging the Russell 2000 Index return of 6.85% and the Russell 2000 Growth Index return of 0.04%. For the one-year period ended June 30, 2001, the Fund's return was negative 27.29% versus the Russell 2000 Index and the Russell 2000 Growth Index returns of 0.57% and negative 23.34%, respectively. While we are not pleased with our performance year-to-date, the inception-to-date return of 12.80% compares favorably to the Russell 2000 Index return of 9.10%, and the Russell 2000 Growth Index return of 4.97%.

The performance variance during the first half of 2001 versus the Russell 2000 Index is due largely to the poor performance of many of our technology holdings. In addition, there were not enough strong performing securities in either our remaining technology holdings or other groups to offset our poor performing technology stocks. Strong performing sectors during the first half of 2001 in which we did not have representative weightings include biotechnology and the financial services groups.

Among the stronger performing group of securities were

Qlogic Corp., a semiconductor manufacturer, and Cabot Microelectronics, a semiconductor materials manufacturer. On June 30, 2001 they represented 7.7% and 3.0%, respectively, of net assets. Detracting from performance were Aremissoft, an enterprise software supplier; IMPATH, a cancer diagnostic company; and Webmethods, an internet software company. IMPATH and Webmethods were eliminated from the portfolio during the first half of 2001. Aremissoft continues to demonstrate strong fundamentals and remains in the portfolio and represented 3.9% of net assets as of June 30, 2001.

The past 12 months has been the most challenging period since the inception of the Fund in February 1997. The rapid growth that technology and other manufacturing companies exhibited during the 1990's came to a surprisingly sudden halt in 2000 and early 2001. While we were not surprised by the slowdown, the speed and depth of the slowdown did catch us off guard.

We believe that the current economic slowdown is close to running its course. However, in the meantime, we will continue to diligently monitor our portfolio companies' fundamentals and make adjustments as required.

Monetta Mid-Cap Equity Fund

Period ended 6/30/2001

Investment Objective:	Market Capitalization:	Total Net Assets:
Capital Appreciation	$7.4 billion	$11.1 million

PERFORMANCE:

	Average Annual Total Return		
			Since Inception
	1 Year	5 Year	3/1/93
Monetta Mid-Cap Equity Fund	- 28.73%	6.48%	12.23%
S&P 400 Mid-Cap Index*	7.75%	17.08%	15.19%



$35,270
$25,959

Mid-Cap
S&P 400

93 | 94 | 95 | 96 | 97 | 98 | 99 | 00 | 01

*Source Lipper Analytical Services, Inc.

Past performance is no guarantee of future results. The principal value and return on your investment will fluctuate and, on redemption, may be worth more or less than your original cost. Because of ongoing market volatility, fund performance may be subject to substantial short-term changes. The graph above to the right compares the change in value of a $10,000 investment in the Monetta Mid-Cap Equity Fund to the S&P 400. The S&P 400 Index is a broad measure representative of the general market. Please refer to footnote at bottom of Page 2.

PORTFOLIO COMPOSITION



Internet 6.5%
(A) 3.4%
Retail 8.5%
All Other Industries 20.6%
Biotechnology 8.6%
Software 19.0%
Telecommunications 14.7%
Semiconductors 18.7%

(A) Short-term investments net of other assets and liabilities.

TOP 5 EQUITY HOLDINGS:

	% of Net Assets
Siebel Systems, Inc.	3.4%
Genzyme Corp.	3.3%
Protein Design Labs, Inc.	3.1%
Emulex Corp.	2.9%
Qlogic Corp.	2.9%
Total Top 5 Holdings	**15.6%**

COMMENTARY

For the six-month period ended June 30, 2001, the Monetta Mid-Cap Equity Fund declined 28.73% versus a 0.46% return for the S&P 400 Mid-Cap Index. The variance was specifically due to its technology and health-care weightings, which continued to be plagued by a rash of profit disappointments and uncertain economic conditions.

As these sectors rebounded in the second quarter, so did Fund performance. The Fund appreciated 20.83% versus the S&P 400 Mid-cap Index return of 12.87%. Last quarter was the first time in five quarters that growth funds topped value portfolios. The rally was lead by the battered technology sector, which gained an average of 13.12%.

In terms of sector emphasis we continued to reposition the Fund into those sectors that should lead us out of the current economic doldrums. We increased our weighting in the software and semiconductors sectors, which represented 19.0% and 18.7% of net assets, respectively, as of June 30, 2001, while reducing exposure to the internet related sector and the electronics sector, which represented 6.5% and 4.5%, respectively, of net assets as of June 30, 2001.

We gradually added to the retail sector, representing 8.5% of assets on June 30, 2001, with the purchase of J.C. Penney & Co., Toys R Us, Inc and Abercrombie & Fitch Co., which represented 1.2%, 2.2% and 2.4% respectively, of the Fund net assets on June 30, 2001.

The biotechnology sector had the most positive impact on performance since December 31, 2000. Top performers included Protein Design Labs, Inc. and Genzyme Corp. representing 3.1% and 3.3% of the Fund's June 30, 2001 net assets. Technology was the worst performing sector, specifically holdings of New Focus, Inc. and Redback Networks, which were sold during the second quarter.

Clearly the economy has slowed from last years strong pace. Within the next few months we should be able to determine whether the Federal Reserve easing policy, tax-cut and rebates, and lower energy prices will be enough to stimulate economic growth. If it is enough, we could have a strong finish to the year, especially in the washed out technology sector. If not, short-term market risk increases until a new economic catalyst surfaces.

Monetta Large-Cap Equity Fund

Period ended 6/30/2001

Investment Objective:
Capital Appreciation

Market Capitalization:
$97.0 billion

Total Net Assets:
$4.1 million

PERFORMANCE:

| | **Average Annual Total Return** | | |
| | | Since Inception | |
	1 Year	5 Year	9/1/95
Monetta Large-Cap Equity Fund	- 52.87%	3.63%	6.26%
S&P 500 Index*	- 14.82%	14.48%	16.12%

*Source Lipper Analytical Services, Inc.



Past performance is no guarantee of future results. The principal value and return on your investment will fluctuate and, on redemption, may be worth more or less than your original cost. The graph above to the right compares the change in value of a $10,000 investment in the Monetta Large-Cap Equity Fund to the S&P 500 Index. The S&P 500 Index is a broad measure representative of Large-Cap companies. Please refer to footnote at bottom of Page 2.

PORTFOLIO COMPOSITION



- Computers 5.5%
- (A) 2.2%
- Retail 6.9%
- All Other Industries 19.5%
- Internet 8.6%
- Telecommunications 9.5%
- Software 14.5%
- Media 9.9%
- Semiconductors 12.3%
- Diversified Financial Services 11.1%

(A) Short-term investments net of other assets and liabilities.

TOP 5 EQUITY HOLDINGS:

	% of Net Assets
Novellus Systems, Inc.	7.0%
Int'l Business Machines Corp.	5.5%
AOL Time Warner, Inc.	5.2%
Citigroup, Inc.	5.2%
i2 Technologies, Inc.	4.8%
Total Top 5 Holdings	**27.7%**

COMMENTARY

For the six-month ended June 30, 2001, the Monetta Large-Cap Equity Fund fell 41.82% versus an S&P 500 Index decline of 6.69%. The variance was primarily due to the funds growth stock emphasis and specifically to its technology stock weightings. The demand for technology products appeared to have fallen in a Black Hole, resulting in earnings disappointments, poor earnings visibility and significant layoffs. Our investment strategy was to consolidate and add to the premier technology companies that are considered leaders in their respective sectors. We also added to non-technology sectors including financial services and media. This strategy proved to be effective in the second quarter as the fund appreciated 5.20% versus a 5.85% return of the S&P 500 Index.

In terms of sector weighting we added to the software and semiconductor sectors, which represented 14.5% and 12.3% of the assets on June 30, 2001. Securities added included; Novellus Systems, MAXIM Integrated Products, Inc. and Mercury Interactive Corp., which represented 7.0%, 3.3% and 4.4%, respectively, of net assets on June 30, 2001. Non-technology names added to the portfolio included; Philip Morris Companies, tobacco/foods manufacturer, MetLife, Inc., insurance/financial provider, Merck & Co., a global pharmaceutical company and Boeing Co.,

aircraft manufacturer, which represented 2.5%, 2.3%, 2.3% and 2.0%, respectively, of net assets on June 30, 2001.

For the six-month ended June 30, 2001, the top performing stock was Novellus Systems, Inc., while the worst performing holdings included Ciena Corp. and Siebel Systems, which were sold.

We appear to be at a point where most of the bad news is out and valuations are low enough to suggest it is almost too late to sell. The Fund is invested in solid, large capitalization companies that need only time to recover. We believe the greatest risk going forward is being out of the market at or near a potential bottom. It is very difficult to time market turnarounds but we cannot help feel that these are attractive valuation levels for an investor that has a reasonable investment horizon. Most market corrections last between twelve and eighteen months; we are now into our sixteenth month. If history can be used as a guide, this would appear to be more of a time to buy than sell knowing that tangible proof of an economic turnaround may not occur until sometime in 2002.

Monetta Balanced Fund

Investment Objective:	Market Capitalization:	Average Maturity:	Total Net Assets:
Capital Appreciation/Income	$77.1 billion	9.7 Years	$7.4 million

PERFORMANCE:

	Average Annual Total Return		
	1 Year	5 Year	Since Inception 9/1/95
Monetta Balanced Fund	- 23.17%	9.14%	11.06%
S&P 500 Index*	- 14.82%	14.48%	16.12%
Lehman Bros. Gov't/Credit Bond Index*	11.13%	7.38%	6.96%

*Source Lipper Analytical Services, Inc.

Past performance is no guarantee of future results. The principal value and return on your investment will fluctuate and, on redemption, may be worth more or less than your original cost. The graph above to the right compares the change in value of a $10,000 investment in the Monetta Balanced Fund to the S&P 500 Index and the Lehman Gov't/Credit. Bond Index with dividends and capital gains reinvested. Please refer to footnote at bottom of Page 2.



PORTFOLIO COMPOSITION



(A) Short-term investments net of other assets and liabilities.

TOP 5 EQUITY HOLDINGS:

	% of Net Assets
Novellus Systems, Inc.	3.1%
Cardinal Health, Inc.	2.8%
Johnson & Johnson Co.	2.7%
Intuit, Inc.	2.7%
Qlogic Corp.	2.6%
Total Top 5 Holdings	**13.9%**

COMMENTARY

For the six-month period ended June 30, 2001, the Monetta Balanced Fund declined 14.72%. This compares to an S&P 500 Index return of negative 6.69% and the Lehman Brothers Government/Credit Bond Index return of 3.51%.

At June 30, 2001 the portfolio consisted of approximately 49% stocks and 51% fixed income securities. At December 31, 2000, the composite was approximately 60% equity and 40% fixed income. This shift is primarily due to the market decline in the stock portion of the portfolio.

The Fund was moderately active during the six-month period as we gradually shifted into non-technology sectors. New purchases included; Viacom, Inc., Philip Morris Company, Inc. and General Electric which represented 2.5%, 2.0% and 2.0% of the net assets on June 30, 2001. Negatively affecting Fund performance, were the holdings of New Focus, Inc. and Broadcom Corp., which were sold, primarily due to earnings disappointments and a deteriorating long-term outlook.

Corporate bond securities, which represented approximately 60% of the fixed income portfolio was the best performing sector. Treasury notes and government agency securities totaled 34% of the portfolio at June 30, 2001.

As rates declined, the Fund's fixed income strategy in the first half 2001 was designed to overweight exposure to the corporate bond asset class within a ten year maturity range, maintain a long maturity presence in Treasuries and agencies, and gradually bring the duration of the Fund to a more neutral stance versus the Lehman Government/Credit Index.

The bond portion of the Fund is maintaining a slight overweight in the energy and utility sectors with such names as CIL Corp and National Rural Utilities, representing 4.3% and 4.1%, respectively, of net assets on June 30, 2001. The only technology weighting was in the telecommunication sector, specifically LCI Int'l Inc., representing 1.4% of net assets on June 30, 2001. The Fund continues to maintain an AA average investment rating and does not anticipate any significant change.

Although the risk of a slowing economy remains, we believe the growth stocks and the high grade bonds held would benefit from an improving economic growth and easing monetary policy.

Monetta Intermediate Bond Fund

Period ended 6/30/2001

Investment Objective:	30-Day SEC Yield:	Average Maturity:	Total Net Assets:
Income	5.59%	4.7 Years	$30.7 million

PERFORMANCE:

	Average Annual Total Return		
			Since Inception
	1 Year	5 Year	3/1/93
Monetta Intermediate Bond Fund	**11.41%**	**7.34%**	**7.11%**
Lehman Interm. Gov't/ Credit Bond Index*	**11.04%**	**7.01%**	**6.30%**

*Source Lipper Analytical Services, Inc.



Past performance is no guarantee of future results. The principal value and return on your investment will fluctuate and, on redemption, may be worth more or less than your original cost. **Total returns are net of a portion or all of the advisory fees waived by the Advisor. Had fees not been waived, the 30-day SEC yield would have been 5.49% versus 5.59%. The graph above compares the change in value of a $10,000 investment in the Monetta Intermediate Bond Fund to the Lehman Intermediate Government/Credit Bond Index. The Lehman Government/Corporate Intermediate Bond Index measures that specific segment of the bond market. Please refer to footnote at bottom of Page 2.

PORTFOLIO COMPOSITION



(A) Short-term investments net of other assets and liabilities.

MATURITY PROFILE:

	% of Net Assets
1 Year or Less	12.2%
1-3 Years	29.8%
3-6 Years	26.9%
6-10 Years	31.1%
Over 10 Years	0.0%
Total	**100.0%**

COMMENTARY

For the six-month period ended June 30, 2001, the Monetta Intermediate Bond Fund had a return of 4.48% versus the Lehman Brothers Government/Credit Bond Index of 4.08%. The Fund's performance for the year ended June 30, 2001 was 11.41%.

The return generated by the Fund was a product of the 2nd best consecutive six-month period ever for the high-grade corporate bond asset class. Conseco Finance, which represents 3.1% of net assets on June 30, 2001, was the star performer in the portfolio as the security valuation recovered significantly reflecting the improvement in company fundamentals under new CEO Gary Wendt. Also on the positive side, the Fund's only exposure to the technology sector was Motorola, which was sold during the first quarter with minimal performance impact.

The bond market performance for the first half of 2001 was dominated by two main factors - near record setting performance by high-grade credit product and a steepening yield curve. Although fundamental credit quality trends were neutral at best, lower quality securities, particularly the BBB rated, were the best performers. Over 50% of the excess return for the asset class took place in January alone - the result of a powerful combination of cheap January 1, 2001

valuations and declining short-term interest rates. The Federal Reserve was the dominant force by virtue of an aggressive easing of short-term interest rates - three in each quarter. As one might expect, the bond market yield curve became markedly steeper for the first half 2001 - a sharp contrast from our commentary one year ago. The steepening of the yield curve is a normal occurrence during periods when the Federal Reserve is in an easing mode and generally occurs at the beginning stages of an economic cycle upturn.

We believe the second half 2001 could be somewhat more sanguine. Much of the positive momentum that has been in place has started to fade. The Fund will continue to over-weight the higher yielding credit sectors of the bond market because the yield premium for owning non-Treasury securities is still historically high - but we are migrating toward a more cautious posture leading into third quarter 2001. We believe the Federal Reserve is likely to sit back for a bit to give the markets time to digest the past six months. The third quarter will be crucial as we begin to see if early Fed aggressiveness in lowering rates affects the economy with the usual six to nine months lag. The Fund will contrive to maintain neutral maturity/duration while emphasizing sector and security selection.

Monetta Government Money Market Fund Period ended 6/30/2001

Investment Objective:	7-Day Yield:	Average Days to Maturity:	Total Net Assets:
Income and Capital Preservation	3.42%**	16 Days	$4.7 million

PERFORMANCE:

Average Annual Total Return			
			Since Inception
	1 Year	5 Year	3/1/93
Monetta Government Money Market Fund	**5.59%****	**5.24%****	**4.91%****
Lipper US Gov't Money Market Funds Avg.*	**5.29%**	**4.98%**	**4.62%**



*Source Lipper Analytical Services, Inc. Lipper is an industry research firm whose rankings are based on total return performance and do not reflect the effect of sales charges. Each fund is ranked within a universe of funds similar in investment objective. Past performance is no guarantee of future results.

Past performance is no guarantee of future results. **Total returns are net of advisory and distribution fees waived and voluntary absorption of all or part of the Fund's operating expenses by the Advisor. Had fees not been waived, the 7-day SEC yield would have been 3.07%, versus 3.42%, on June 30, 2001. An investment in the Government Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other Government Agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Please refer to footnote at bottom of Page 2.

PORTFOLIO COMPOSITION



(A) Fed. Home Loan Mortg. Corp. 30.1%

Int'l Bank Reconst. Mortg. Corp. 39.5%

Federal Farm Credit 30.4%

(A) Net of other assets and liabilities.

ALLOCATION:

Government Obligations	99.7%
Other Assets Less Liabilities	0.3%
Total	**100.0%**

COMMENTARY

For the six-month period ended June 30, 2001, the Monetta Government Money Market Fund had a 2.35% return. For the year ended June 30, 2001 the return was 5.59%.

The first half 2001 was witness to an unprecedented effort by Alan Greenspan and the Federal Reserve to get the U.S. economy back on track. Mr. Greenspan has taken full advantage of the one steering mechanism at the Fed's disposal to influence the markets: the manipulation of short-term interest rates. For the six-month period ending June 30, 2001, short rates had dropped 2.75%. This drop in short rates precipitated a steepness in the yield curve not seen since 1994. The full scale assault on short term interest rates in first half 2001 was an aggressive reversal of policy for Mr. Greenspan who has tended to prefer the measured and methodical approach to economic cycle control.

We feel that there is at least one more short rate cut in the queue for the third quarter but that the Fed will become ret-

icent to make any more cuts until the effects of their current easing policy have had a chance to work through the economy. The key to a quick economic recovery is the resiliency of the consumer and some clear evidence that there is some improvement in the manufacturing arena.

The Fund's basic investment strategy has not changed. We continue to overweigh the agency discount sector versus T-bills because of the yield premium this sector provides. The average maturity of the Fund at June 30, 2001 was 16 days. We do not anticipate any major changes in the average maturity given our bias for short rates in the next three to six months.

The Monetta Government Money Market Fund is the most conservative of the Monetta Family of Funds. Its primary objectives are the preservation of capital and liquidity. The investment emphasis is on stability and the highest quality investments.

(THIS PAGE INTENTIONALLY LEFT BLANK)

MONETTA FUND

COMMON STOCKS - 90.4%

NUMBER OF SHARES		VALUE (In Thousands)
Chemicals - 5.1%		
58,100	Cabot Corp.	$ 2,091
*39,000	Cabot Microelectronics Corp.	2,418
		4,509
Commercial Services - 7.7%		
120,000	Caremark Rx, Inc.	1,974
*120,000	MAXIMUS, Inc.	4,811
		6,785
Computers - 2.6%		
*6,000	Brocade Communications Systems, Inc.	264
*60,000	Carreker Corp.	1,290
*45,000	StorageNetworks, Inc.	765
		2,319
Healthcare-Products and Services - 9.6%		
46,000	Beckman Coulter, Inc.	1,877
*68,000	Henry Schein, Inc.	2,601
*83,000	RehabCare Group, Inc.	4,001
		8,479
Oil&Gas Services - 6.9%		
*50,000	Hanover Compressor Co.	1,655
*30,200	Oceaneering Int'l, Inc.	627
*375,000	Petroleum Geo-Services ASA - Spon ADR	3,791
		6,073
Pharmaceuticals - 17.2%		
*21,000	Andrx Group, Inc.	1,617
*60,000	Medicis Pharmaceutical Corp. - CL A	3,180
*26,000	Pharmacopeia, Inc.	624
*96,500	Syncor Int'l Corp.	2,992
*110,000	Watson Pharmaceuticals, Inc.	6,780
		15,193
Retail - 10.3%		
*74,000	Christopher & Banks Corp.	2,412
*100,000	Duane Reade, Inc.	3,250
*42,000	Hibbett Sporting Goods, Inc.	1,557
*27,000	O'Reilly Automotive, Inc.	775
*45,000	Toys 'R' Us, Inc.	1,114
		9,108
Semiconductors - 9.0%		
*71,700	Actel Corp.	1,760
*26,800	Exar Corp.	530
*46,900	Intersil Holding Corp.	1,707
*22,000	Micrel, Inc.	726
*11,000	NVIDIA Corp.	1,020
*35,000	Qlogic Corp.	2,256
		7,999

COMMON STOCKS

NUMBER OF SHARES		VALUE (In Thousands)
Software - 6.4%		
*350,000	Aremissoft Corp.	$ 5,670
Telecommunications - 5.9%		
*45,000	Digital Lightwave, Inc.	1,663
*29,000	Emulex Corp.	1,172
*80,000	Foundry Networks, Inc.	1,598
*30,000	RF Micro Devices, Inc.	804
		5,237
Miscellaneous - 9.7%		
*105,000	American Power Conversion Corp.	1,654
*35,000	Anchor Gaming	2,262
30,000	CONSOL Energy, Inc.	759
*70,000	Instinet Group, Inc.	1,305
*23,000	Mohawk Industries, Inc.	809
*55,000	WMS Industries, Inc.	1,769
		8,558
Total Common Stocks (Cost $73,362) (a)		**79,930**

VARIABLE DEMAND NOTES - 2.0%

Principal Amount		
1,796,200	Firstar Bank, N.A. - 3.42%	**1,796**

COMMERCIAL PAPER - 9.1%

Principal Amount		
4,000,000	Toyota Motor Credit - 3.82% Due 07/03/01	3,999
4,000,000	Textron, Inc. - 3.72% Due 07/13/01	3,995
		7,994

Total Short-Term Investments - 11.1%	**9,790**
Total Investments - 101.5% (Cost $83,152) (a)	**89,720**
Other Net Assets Less Liabilities - (1.5%)	**(1,351)**
Net Assets - 100%	**$88,369**

(a)Cost is identical for book and tax purposes; the aggregate gross unrealized appreciation is $8,636, and aggregate gross unrealized depreciation is $2,068, resulting in net unrealized appreciation of $6,568 (in thousands).

See accompanying notes to financial statements.

*Non-income producing security.

MONETTA SMALL-CAP EQUITY FUND

COMMON STOCKS - 90.7%		VALUE
NUMBER OF SHARES		(In Thousands)

Chemicals - 3.0%

*1,700	Cabot Microelectronics Corp.	$ 105

Commercial Services - 4.6%

*4,000	MAXIMUS, Inc.	160

Electrical Component & Equipment - 4.5%

*10,000	American Power Conversion Corp.	158

Entertainment - 4.8%

*2,600	Anchor Gaming	168

Environmental Control - 4.6%

*20,700	Waste Holdings, Inc.	162

Healthcare-Products - 9.0%

4,000	Beckman Coulter, Inc.	163
*4,000	Henry Schein, Inc.	153
		316

Lodging - 4.1%

*25,000	Boyd Gaming Corp.	144

Oil & Gas Services - 4.3%

*15,000	Petroleum Geo-Services ASA - Spon ADR	152

Pharmaceuticals - 14.9%

*2,000	Medicis Pharmaceutical Corp. - CL A	106
*5,500	Syncor Int'l Corp.	170
*4,000	Watson Pharmaceuticals, Inc.	247
		523

Retail - 8.6%

*3,000	Christopher & Banks Corp.	98
*2,300	Duane Reade, Inc.	75
*3,500	Hibbett Sporting Goods, Inc.	129
		302

Semiconductors - 14.1%

*2,000	Intersil Holding Corp.	73
*1,200	Marvell Technology Group Ltd.	32
*3,600	Micrel, Inc.	119
*4,200	Qlogic Corp.	271
		495

Software - 3.9%

*8,400	Aremissoft Corp.	136

COMMON STOCKS		VALUE
NUMBER OF SHARES		(In Thousands)

Telecommunications - 10.3%

*4,000	Emulex Corp.	$ 161
*10,000	Foundry Networks, Inc.	200
		361

Total Common Stocks (Cost $2,823) (a)	3,182

VARIABLE DEMAND NOTES - 7.6%

Principal Amount

141,500	American Family - 3.47%	141
127,300	Firstar Bank, N.A. - 3.42%	127
		268

COMMERCIAL PAPER - 4.3%

Principal Amount

150,000	General Electric Capital Corp - 3.62% Due 07/12/01	150

Total Short-Term Investments - 11.9%	418

Total Investments - 102.6% (Cost $3,241) (a)	3,600

Other Net Assets Less Liabilities - (2.6%)	(91)

Net Assets - 100%	$3,509

(a)Cost is identical for book and tax purposes; the aggregate gross unrealized appreciation is $394, and aggregate gross unrealized depreciation is $35, resulting in net unrealized appreciation of $359 (in thousands).

See accompanying notes to financial statements.

*Non-income producing security.

MONETTA MID-CAP EQUITY FUND

COMMON STOCKS - 96.6%

NUMBER OF SHARES		VALUE (In Thousands)

Biotechnology - 8.6%

*6,000	Genzyme Corp. - Gen'l. Division	$ 366
*4,000	Human Genome Sciences, Inc.	241
*4,000	Protein Design Labs, Inc.	347
		954

Computers - 4.0%

*4,000	Brocade Communications Systems, Inc.	176
*4,000	VERITAS Software Corp.	266
		442

Diversified Financial Services - 3.3%

3,000	Capital One Financial, Inc.	180
*10,000	Instinet Group, Inc.	186
		366

Electronics - 4.5%

*4,000	Celestica, Inc.	206
11,040	Flextronics Int'l Ltd.	288
		494

Internet - 6.5%

*3,000	Check Point Software Technologies Ltd.	152
*6,000	Internet Security Systems, Inc.	291
*5,000	Openwave Systems, Inc.	174
*5,000	webMethods, Inc.	106
		723

Retail - 8.5%

*6,000	Abercrombie & Fitch Co. - CL A	267
*2,000	Best Buy Co., Inc.	127
*4,000	Brinker Int'l, Inc.	103
5,000	J.C. Penney Co., Inc.	132
*3,000	Starbucks Corp.	69
*10,000	Toys 'R' Us, Inc.	248
		946

Semiconductors - 18.7%

*10,000	Applied Micro Circuits Corp.	172
*5,000	Broadcom Corp. - CL A	214
*3,000	Dupont Photomasks, Inc.	145
*5,000	KLA - Tencor Corp.	292
*7,000	Marvell Technology Group Ltd.	188
*5,000	Micrel, Inc.	165
*4,000	Novellus Systems, Inc.	227
*2,000	NVIDIA Corp.	186
*5,000	Qlogic Corp.	322
*4,000	Xilinx, Inc.	165
		2,076

Software - 19.0%

*17,900	Aremissoft Corp.	290
*8,000	BEA Systems, Inc.	246
*3,000	Electronic Arts, Inc.	174
4,000	Intuit, Inc.	160

COMMON STOCKS

NUMBER OF SHARES		VALUE (In Thousands)
*4,000	Mercury Interactive Corp.	$ 239
*10,000	OpenTV Corp.	140
*10,000	Peregrine Systems, Inc.	290
4,000	SEI Investments Co.	190
*8,000	Siebel Systems, Inc.	375
		2,104

Telecommunications - 14.7%

*10,000	Acterna Corp.	110
*10,000	Aeroflex, Inc.	105
*10,000	Allegiance Telecom, Inc.	150
*8,000	Echostar Communications Corp. - CL A	259
*8,000	Emulex Corp.	323
*5,000	Extreme Networks, Inc.	148
5,000	Newport Corp.	133
*10,000	RF Micro Devices, Inc.	268
*6,000	Sonus Networks, Inc.	140
		1,636

Miscellaneous - 8.8%

*4,000	Cabot Microelectronics Corp.	248
6,000	Calpine Corp.	227
3,000	Dynegy, Inc. - CL A	139
*4,000	Gilead Sciences, Inc.	233
3,000	Transocean Sedco Forex, Inc.	124
		971

Total Common Stocks (Cost $9,444) (a)		**10,712**

VARIABLE DEMAND NOTES - 2.1%

Principal Amount

301,700	Firstar Bank, N.A. - 3.42%	**233**

Total Investments - 98.7% (Cost $9,677) (a)		**10,945**
Other Net Assets Less Liabilities - 1.3%		**143**
Net Assets - 100%		**$11,088**

(a) Cost is identical for book and tax purposes; the aggregate gross unrealized appreciation is $1,624, and aggregate gross unrealized depreciation is $356, resulting in net unrealized appreciation of $1,268 (in thousands).

See accompanying notes to financial statements.

*Non-income producing security.

MONETTA LARGE-CAP EQUITY FUND

COMMON STOCKS - 97.8%

NUMBER OF SHARES		VALUE (In Thousands)
Aerospace/Defense - 2.0%		
1,500	Boeing Co.	$ 83
Agriculture - 2.5%		
2,000	Philip Morris Companies, Inc.	102
Biotechnology - 4.4%		
*3,000	Human Genome Sciences, Inc.	181
Computers - 5.5%		
2,000	Int'l Business Machines Corp.	226
Diversified Financial Services - 11.1%		
4,000	American Express Co.	155
4,000	Citigroup, Inc.	211
1,000	The Goldman Sachs Group, Inc.	86
		452
Insurance - 2.3%		
3,000	MetLife, Inc.	93
Internet - 8.6%		
*3,000	Check Point Software Technologies Ltd.	152
*10,000	i2 Technologies, Inc.	198
		350
Media - 9.9%		
*4,000	AOL Time Warner, Inc.	212
3,000	The Walt Disney Co.	87
*2,000	Viacom, Inc. - CL B	103
		402
Miscellaneous Manufacturing - 2.4%		
2,000	General Electric Co.	98
Pharmaceuticals - 2.3%		
1,500	Merck & Co., Inc.	96
Pipelines - 3.6%		
3,000	Enron Corp.	147
Retail - 6.9%		
2,000	Home Depot, Inc.	93
*3,000	Kohl's Corp.	188
		281
Semiconductors - 12.3%		
3,000	Intel Corp.	88
*3,000	Maxim Integrated Products, Inc.	132
*5,000	Novellus Systems, Inc.	284
		504

COMMON STOCKS

NUMBER OF SHARES		VALUE (In Thousands)
Software - 14.5%		
*3,000	Mercury Interactive Corp.	$ 180
2,000	Microsoft Corp.	145
*5,000	Oracle Corp.	95
*6,000	Peregrine Systems, Inc.	174
		594
Telecommunications - 9.5%		
*5,000	Cisco Systems, Inc.	91
*6,000	Foundry Networks, Inc.	120
*3,000	Qualcomm, Inc.	175
		386
Total Common Stocks (Cost $3,645)(a)		**3,995**

VARIABLE DEMAND NOTES - 2.2%

PRINCIPAL AMOUNT		
89,800	Firstar Bank, N.A. - 3.42%	**90**

Total Investments - 100.0% (Cost $3,735)(a)	**4,085**
Other Net Assets Less Liabilities - (0.0%)	**(1)**
Net Assets - 100%	**$4,084**

(a)Cost is identical for book and tax purposes; the aggregate gross unrealized appreciation is $527, and aggregate gross unrealized depreciation is $177, resulting in net unrealized appreciation of $350 (in thousands).

See accompanying notes to financial statements.

*Non-income producing security.

MONETTA BALANCED FUND

COMMON STOCKS - 49.0% NUMBER OF SHARES		VALUE (In Thousands)
Agriculture - 2.0%		
3,000	Philip Morris Companies, Inc.	$ 152
Biotechnology - 2.6%		
*3,000	Myriad Genetics, Inc.	190
Computers - 2.2%		
*2,500	VERITAS Software Corp.	166
Diversified Financial Services - 4.3%		
2,666	Citigroup, Inc.	141
3,000	Merrill Lynch & Co., Inc.	178
		319
Healthcare-Products - 2.7%		
4,000	Johnson & Johnson Co.	200
Media - 4.0%		
4,000	The Walt Disney Co.	115
*3,500	Viacom, Inc. - CL A	186
		301
Miscellaneous Manufacturing - 2.0%		
3,000	General Electric Co.	146
Pharmaceuticals - 4.9%		
*2,000	Andrx Group, Inc.	154
3,000	Cardinal Health, Inc.	207
		361
Pipelines - 1.9%		
3,000	Dynegy, Inc. - CL A	140
Retail - 4.2%		
4,000	Home Depot, Inc.	186
*2,000	Kohl's Corp.	126
		312
Semiconductors - 5.7%		
*4,000	Novellus Systems, Inc.	227
*3,000	Qlogic Corp.	193
		420
Software - 6.5%		
5,000	Intuit, Inc.	200
2,000	Microsoft Corp.	145
*3,000	Siebel Systems, Inc.	141
		486

COMMON STOCKS NUMBER OF SHARES		VALUE (In Thousands)
Miscellaneous - 6.0%		
2,000	Boeing Co.	$ 111
*5,000	i2 Technologies, Inc.	99
*10,000	Petroleum Geo-Services ASA -Spon ADR	101
*5,000	RF Micro Devices, Inc.	134
		445
Total Common Stocks (Cost $3,187)(a)		3,638

VARIABLE DEMAND NOTES - 0.8% PRINCIPAL AMOUNT		
59,500	Firstar Bank, N.A. - 3.42%	60

TREASURY NOTES - 13.4% PRINCIPAL AMOUNT		
100,000	U.S. Treasury Note 5.000% Due 02/15/11	97
350,000	U.S. Treasury Note 8.125% Due 08/15/19	436
425,000	U.S. Treasury Note 6.500% Due 11/15/26	458
		991

CORPORATE BONDS - 30.5% PRINCIPAL AMOUNT		
200,000	Chase Manhattan Corp. 9.750% Due 11/01/01	204
100,000	Edison Int'l, Inc. 6.564% Due 11/01/01	96
75,000	Dominion Resources, Inc. 6.000% Due 01/31/03	76
300,000	National Rural Utilities 6.250% Due 04/15/03	304
150,000	US Central Credit Union 6.000% Due 05/21/03	152
100,000	Corp. Andina De Fomento 7.750% Due 03/01/04	104
100,000	Countrywide Home Loan Corp. 6.850% Due 06/15/04	103
175,000	Ford Motor Credit Co. 7.600% Due 08/01/05	183
100,000	Enron Corp. 8.000% Due 08/15/05	103
100,000	LCI Int'l, Inc. 7.250% Due 06/15/07	103

MONETTA BALANCED FUND (Con't)

CORPORATE BONDS PRINCIPAL AMOUNT		VALUE (In Thousands)
125,000	El Paso Corp. 6.950% Due 12/15/07	$ 124
125,000	General Electric Capital Corp. 8.625% Due 06/15/08	140
125,000	Quebec Province 5.750% Due 02/15/09	120
300,000	CIL Corp. 8.700% Due 10/15/09	315
125,000	John Hancock Global FDG II 7.900% Due 07/02/10	137
		2,264

ASSET BACKED SECURITES - 1.9%

PRINCIPAL AMOUNT		
141,388	Green Tree Home Impv. Mortgage 6.780% Due 6/15/28	**144**

U.S. GOVERNMENT AGENCIES - 3.9%

PRINCIPAL AMOUNT		
125,000	Federal National Mortgage Assn 5.500% Due 05/02/06	125
150,000	Federal National Mortgage Assn 7.250% Due 01/15/10	161
		286

Total Investments - 99.5% (Cost $6,879)(a)	**7,383**
Other Net Assets Less Liabilities - 0.5%	**39**
Net Assets - 100%	**$7,422**

(a)Cost is identical for book and tax purposes; the aggregate gross unrealized appreciation is $610 and aggregate gross unrealized depreciation is $106, resulting in net unrealized appreciation of $504 (in thousands).

See accompanying notes to financial statements.

*Non-income producing security.

MONETTA INTERMEDIATE BOND FUND

CORPORATE BONDS - 82.0% PRINCIPAL AMOUNT		VALUE (In Thousands)
700,000	Chase Manhattan Corp. 9.750% Due 11/01/01	$ 712
325,000	Edison Int'l, Inc. 6.564% Due 11/01/01	311
850,000	Province of Ontario 7.750% Due 06/04/02	877
750,000	Cox Enterprises, Inc. 6.625% Due 06/14/02	761
500,000	US Bank NA Minnesota 4.234% Due 07/19/02	500
1,020,000	Dominion Resources, Inc. 6.000% Due 01/31/03	1,032
100,000	Del Webb Corp. 9.750% Due 03/01/03	101
850,000	National Rural Utilities 6.250% Due 04/15/03	862
500,000	US Central Credit Union 6.000% Due 05/21/03	507
1,000,000	Conseco, Inc. 8.750% Due 02/09/04	950
800,000	Corp. Andina De Fomento 7.750% Due 03/01/04	835
775,000	Conoco, Inc. 5.900% Due 04/15/04	785
1,000,000	Wells Fargo Financial Corp. 5.450% Due 05/03/04	1,003
875,000	Countrywide Home Loan Corp. 6.850% Due 06/15/04	902
250,000	American Express 6.750% Due 06/23/04	259
750,000	Diageo Capital PLC 6.625% Due 06/24/04	775
850,000	Ford Motor Credit Co. 7.600% Due 08/01/05	887
750,000	Enron Corp. 8.000% Due 08/15/05	774
1,000,000	Citigroup, Inc. 6.750% Due 12/01/05	1,035
1,000,000	Tyco Int'l Ltd. 6.375% Due 02/15/06	1,010
500,000	Cargill, Inc. 6.250% Due 05/01/06	500
600,000	LCI Int'l, Inc. 7.250% Due 06/15/07	618
850,000	Lehman Brothers Holding Co. 8.250% Due 06/15/07	918
775,000	El Paso Corp. 6.950% Due 12/15/07	768

MONETTA INTERMEDIATE BOND FUND (Con't)

CORPORATE BONDS PRINCIPAL AMOUNT		VALUE (In Thousands)
750,000	Prudential Funding LLC 6.600% Due 05/15/08	$ 745
550,000	General Electric Capital Corp. 8.625% Due 06/15/08	618
600,000	Quebec Province 5.750% Due 02/15/09	579
1,000,000	Comcast Cable Communications Corp. 6.875% Due 06/15/09	997
1,000,000	CIL Corp. 8.700% Due 10/15/09	1,051
978,000	United Airlines Corp. 7.730% Due 07/01/10	1,027
875,000	John Hancock Global FDG II 7.900% Due 07/02/10	956
1,000,000	Dynegy-Roseton Danskammer 7.270% Due 11/08/10	997
500,000	Washington Mutual Financial Corp. 6.875% Due 05/15/11	499
		25,151

U.S. GOVERNMENT AGENCIES - 12.3%

550,000	Federal Home Loan Bank 6.875% Due 08/15/03	573
250,000	HUD Housing and Urban Development 6.360% Due 08/01/04	259
1,000,000	Federal National Mortgage Assn 5.500% Due 05/02/06	999
800,000	Federal Home Loan Bank 7.625% Due 05/15/07	875
1,000,000	Federal National Mortgage Assn 7.250% Due 01/15/10	1,076
		3,782

TREASURY NOTES - 1.1%

50,000	U.S. Treasury Note 5.750% Due 11/15/05	51
250,000	U.S. Treasury Note 6.875% Due 05/15/06	270
		321

VARIABLE DEMAND NOTES - 3.0%

904,650	Firstar Bank, N.A. - 3.42%	905

Total Investments - 98.4% (Cost $29,876)(a)	**30,159**
Other Net Assets Less Liabilities - 1.6%	**499**
Net Assets - 100%	**$30,658**

(a)Cost is identical for book and tax purposes; the aggregate gross unrealized appreciation is $409 and aggregate gross unrealized depreciation is $126, resulting in net unrealized appreciation of $283 (in thousands).

See accompanying notes to financial statements.

*Non-income producing security.

MONETTA GOVERNMENT MONEY MARKET FUND

		VALUE (In Thousands)

FEDERAL FARM CREDIT - 30.4%

PRINCIPAL AMOUNT		
660,000	Due 07/02/01 - 3.85%	$ 660
757,000	Due 07/09/01 - 3.80%	756
		1,416

FEDERAL HOME LOAN MORTGAGE CORP. - 29.8%

PRINCIPAL AMOUNT		
1,395,000	Due 07/17/01 - 3.71%	1,393

INT'L BANK RECONSTRUCTION & DEVLOPMENT - 39.5%

PRINCIPAL AMOUNT		
1,845,000	Due 07/24/01 - 3.56%	1,841

Total Investments - 99.7% (Cost $4,650)(a)	**4,650**
Other Net Assets Less Liabilities - 0.3%	**12**
Net Assets - 100%	**$4,662**

(a)Cost is identical for book and tax purposes.

See accompanying notes to financial statements.

STATEMENTS OF ASSETS AND LIABILITIES (In Thousands)

June 30, 2001 (Unaudited)

	Monetta Fund	Small-Cap Equity Fund	Mid-Cap Equity Fund	Large-Cap Equity Fund	Balanced Fund	Intermediate Bond Fund	Government Money Market Fund
Assets:							
Investments at market value (cost: $83,152; $3,241; $9,677; $3,735; $6,879; $29,876; $4,650) (Note 1)	$89,720	$3,600	$10,945	$4,085	$7,383	$30,159	$4,650
Cash	0	2	(a)	(a)	0	43	18
Receivables:							
Interest and dividends	11	1	1	(a)	62	443	0
Securities sold	921	26	300	307	0	0	0
Fund shares sold	0	0	(a)	(a)	0	35	0
Total Assets	90,652	3,629	11,246	4,392	7,445	30,680	4,668
Liabilities:							
Payables:							
Custodial bank	16	0	0	1	2	0	0
Investment advisory fees (Note 2)	73	2	7	3	3	6	0
Distribution and service charges payable	0	2	13	4	7	8	0
Investments purchased	2,083	97	125	285	0	0	0
Fund shares redeemed	0	6	(a)	0	2	0	0
Income Distribution	0	0	0	0	0	0	1
Accrued expenses	111	13	13	15	9	8	5
Total Liabilities	2,283	120	158	308	23	22	6
Net Assets	88,369	3,509	11,088	4,084	7,422	30,658	4,662
Analysis of net assets:							
Paid in capital (b)	101,943	3,922	15,010	6,449	8,497	30,340	4,662
Accumulated undistributed net investment income (loss)	4	(8)	(51)	(39)	1	18	0
Accumulated undistributed net realized gain (loss)	(20,146)	(764)	(5,139)	(2,676)	(1,580)	17	0
Net unrealized appreciation on investments	6,568	359	1,268	350	504	283	0
Net Assets	$88,369	$3,509	$11,088	$4,084	$7,422	$30,658	$4,662
Net asset value, offering price, and redemption price per share (8,413 shares of capital stock and 290; 1,318; 480; 690; 2,919; 4,662 shares of beneficial interest issued and outstanding respectively)	$10.50	$12.08	$8.41	$8.50	$10.76	$10.50	$1.00

See accompanying notes to financial statements.

(a) Rounds to less than $1,000.

(b) Amount for Monetta Fund represents $84 of $0.01 par value and $101,859 of additional paid in capital, 100 million shares are authorized. Each fund of Monetta Trust has an unlimited number of no par value share of beneficial interest authorized.

STATEMENTS OF OPERATIONS (In Thousands)

Six Months Ended June 30, 2001 (Unaudited)

	Monetta Fund	Small-Cap Equity Fund	Mid-Cap Equity Fund	Large-Cap Equity Fund	Balanced Fund	Intermediate Bond Fund	Government Money Market Fund
Investment income and expenses:							
Investment income:							
Interest	$427	$32	$23	$6	$134	$943	$113
Dividend	62	0	6	7	9	0	0
Other income	200	4	5	2	9	0	0
Total investment income	689	36	34	15	152	943	113
Expenses:							
Investment advisory fee (Note 2)	467	14	46	19	16	50	6
Distribution expense	0	5	15	6	10	35	2
Custodial fees and bank cash management fee	27	3	6	3	3	5	1
Transfer and shareholder servicing agent fee	192	22	18	26	13	8	7
Other	0	0	(a)	0	0	0	0
Total expenses	686	44	85	54	42	98	16
Expenses waived and reimbursed	0	0	0	0	0	(14)	(8)
Expenses net of waived and reimbursed expenses	686	44	85	54	42	84	8
Net investment income (loss)	3	(8)	(51)	(39)	110	859	105
Realized and unrealized gain (loss) on investments:							
Realized gain (loss) on investments:							
Proceeds from sales	187,071	8,735	19,467	13,044	8,592	30,180	22,490
Cost of securities sold	192,595	8,945	23,884	15,267	9,803	29,784	22,490
Net realized gain (loss) on investments	(5,524)	(210)	(4,417)	(2,223)	(1,211)	396	0
Net unrealized appreciation (depreciation) on investments:							
Beginning of period	12,214	545	1,490	1,127	729	324	0
End of period	6,568	359	1,268	350	504	283	0
Net change in net unrealized appreciation (depreciation) on investments during the period	(5,646)	(186)	(222)	(777)	(225)	(41)	0
Net realized and unrealized gain (loss) on investments	(11,170)	(396)	(4,639)	(3,000)	(1,436)	355	0
Net increase (decrease) in net assets from operations	$(11,167)	$(404)	$(4,690)	$(3,039)	$(1,326)	$1,214	$105

See accompanying notes to financial statements.

(a) Rounds to less than $1,000.

(In Thousands)

	Monetta Fund 2001	Monetta Fund 2000	Small-Cap Equity Fund 2001	Small-Cap Equity Fund 2000	Mid-Cap Equity Fund 2001	Mid-Cap Equity Fund 2000
From investment activities:						
Operations:						
Net investment income (loss)	$3	$(125)	$(8)	$(68)	$(51)	$(117)
Net realized gain (loss) on investments	(5,524)	17,984	(210)	288	(4,417)	2,253
Net change in net unrealized appreciation (depreciation) on investments during the period	(5,646)	(37,270)	(186)	(1,465)	(222)	(4,493)
Net increase (decrease) in net assets from operations	(11,167)	(19,411)	(404)	(1,245)	(4,690)	(2,357)
Distribution from net investment income	0	(520)	0	0	0	(a)
Distribution from short-term capital gains, net (b)	0	(27,429)	0	(758)	0	(3,981)
Distribution from net realized gains	0	(10,884)	0	(183)	0	(1,362)
Increase (decrease) in net assets from investment activities	(11,167)	(58,244)	(404)	(2,186)	(4,690)	(7,700)
From capital transactions (Note 3):						
Proceeds from shares sold	2,016	14,058	1,062	3,562	895	1,505
Net asset value of shares issued through dividend reinvestment	0	38,223	0	933	0	5,213
Cost of shares redeemed	(5,917)	(26,262)	(1,351)	(3,439)	(1,401)	(2,192)
Increase (decrease) in net assets from capital transactions	(3,901)	26,019	(289)	1,056	(506)	4,526
Total increase (decrease) in net assets	(15,068)	(32,225)	(693)	(1,130)	(5,196)	(3,174)
Net assets at beginning of period	103,437	$135,662	4,202	5,332	16,284	19,458
Net assets at end of period	$88,369	$103,437	$3,509	$4,202	$11,088	$16,284
Accumulated undistributed net investment income	$4	$0	$0	$0	$0	$0

See accompanying notes to financial statements.

(a) Rounds to less than $1,000.

(b) Distributions of short-term capital gains are included as ordinary income for tax purposes.

	Large-Cap Equity Fund			Balanced Fund			Intermediate Bond Fund			Government Money Market Fund	
	2001	**2000**		**2001**	**2000**		**2001**	**2000**		**2001**	**2000**
	$(39)	$(89)		$110	$194		$859	$1,527		$105	$246
	(2,223)	826		(1,211)	794		396	(326)		0	0
	(777)	(2,017)		(225)	(1,528)		(41)	652		0	0
	(3,039)	(1,280)		(1,326)	(540)		1,214	1,853		105	246
	0	0		(110)	(196)		(851)	(1,520)		(105)	(246)
	0	(47)		0	(517)		0	0		0	0
	0	(1,006)		0	(876)		0	0		0	0
	(3,039)	(2,333)		(1,436)	(2,129)		363	333		0	0
	267	1,065		288	2,208		7,558	10,661		1,434	3,932
	0	1,009		108	1,556		683	1,152		105	239
	(543)	(1,640)		(746)	(1,876)		(3,340)	(6,625)		(1,378)	(3,370)
	(276)	434		(350)	1,888		4,901	5,188		161	801
	(3,315)	(1,899)		(1,786)	(241)		5,264	5,521		161	801
	7,399	$9,298		9,208	9,449		25,394	19,873		4,501	3,700
	4,084	$7,399		7,422	$9,208		30,658	$25,394		4,662	$4,501
	$0	$0		$1	$1		$18	$11		$0	$0

1. SIGNIFICANT ACCOUNTING POLICIES:

Monetta Fund, Inc. (Monetta Fund) is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended. The primary objective of Monetta Fund is capital appreciation by investing primarily in equity securities believed to have growth potential with income as a secondary objective. The Fund generally invests in companies with a market capitalization range of $50 million to $1 billion.

Monetta Trust (the Trust) is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended. The following funds are series of the Trust:

Small-Cap Equity Fund. The primary objective of this Fund is capital appreciation. The Fund typically invests in companies with a market capitalization of less than $1 billion.

Mid-Cap Equity Fund. The primary objective of this Fund is long-term capital growth by investing in common stocks believed to have above average growth potential. The Fund typically invests in companies within a market capitalization range of $1 billion to $5 billion.

Large-Cap Equity Fund. The primary objective of this Fund is to seek long-term capital growth by investing in common stocks believed to have above average growth potential. The Fund typically invests in companies with market capitalization of greater than $5 billion.

Balanced Fund. The objective of this Fund is to seek a favorable total rate of return through capital appreciation and current income consistent with preservation of capital, derived from investing in a portfolio of equity and fixed income securities.

Intermediate Bond Fund. The objective of this Fund is to seek high current income consistent with the preservation of capital by investing primarily in marketable debt securities.

Government Money Market Fund. The primary objective of this Fund is to seek maximum current income consistent with safety of capital and maintenance of liquidity. The Fund invests in U.S. Government securities maturing in thirteen months or less from the date of purchase and repurchase agreements for U.S. Government securities. U.S. Government securities include securities issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.

The Monetta Family of Mutual Funds is comprised of Monetta Fund, Inc. and each of the Trust Series and is collectively referred to as the Funds. The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements in accordance with generally accepted accounting principles:

(a) Securities Valuation
Investments are stated at market value based on the last reported sale price on national securities exchanges, or the NASDAQ Market, on the last business day of the period. Listed securities and securities traded on the over-the-counter markets that did not trade on the last business day are valued at the mean between the quoted bid and asked prices. Short-term securities, including all securities held by the Government Money Market Fund, are stated at amortized cost, which is substantially equivalent to market value.

(b) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Funds' management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the results of operations during the reporting period. Actual results could differ from those estimates.

(c) Federal Income Taxes
It is each Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Accordingly, no provision for federal income taxes is required.

The Funds intend to utilize provisions of the federal income tax laws which allow them to carry a realized capital loss forward for eight years following the year of the loss and offset such losses against any future realized capital gains. At December 31, 2000, Monetta Intermediate Bond Fund had accumulated capital loss carry forwards for tax purposes of $375,772, of which $28,202 will expire on December 31, 2007 and $347,570 will expire on December 31,2008.

Net realized gains or losses differ for financial reporting and tax purposes as a result of losses from wash sales, post October 31 losses which are not recognized for tax purposes until the first day of the following fiscal year, and gains and losses from real estate investment trusts.

(d)   General
Security transactions are accounted for on a trade date basis. Daily realized gains and losses from security transactions are reported on the first-in, first-out cost basis. Interest income is recorded daily on the accrual basis and dividend income on the ex-dividend date. Bond Discount/Premium is amortized on a straight line basis over the life of each applicable security. Income received from class action settlements is recorded as other income when received.

(e)   Distributions of Incomes and Gains
Distributions to shareholders are recorded by the Funds (except for the Government Money Market Fund) on the ex-dividend date. The Government Money Market Fund declares dividends daily and automatically reinvests such dividends daily. Due to inherent differences in the characterization of short-term capital gains under generally accepted accounting principles and for federal income tax purposes, the amount of distributable net investment income for book and federal income tax purposes may differ. These differences are permanent in nature and may result in distributions in excess of book basis net investment income for certain periods.

Distributions from net realized gains for book purposes may include short-term capital gains, which are included as ordinary income for tax purposes.

For the year ended December 31, 2000, for federal income tax purposes, a net operating loss recognized in the current year cannot be used to offset future year's net investment income. The Monetta Fund, Monetta Small-Cap Equity Fund and Monetta Mid-Cap Equity Fund had net operating losses for tax purposes of $125,633, $68,431, and $116,536, respectively, which were offset by short-term capital gains and were reclassified from accumulated undistributed net investment loss to accumulated undistributed net realized gain. The Monetta Large-Cap Equity Fund had net operating losses for tax purposes of $88,800 which were reclassified from accumulated undistributed net investment loss to capital.

For the year ended December 31, 2000, the Monetta Fund, Monetta Small-Cap Equity Fund, Monetta Mid-Cap Equity Fund, Monetta Large-Cap Equity Fund and Monetta Balanced Fund paid long-term capital gains of $10,833,378, $183,456, $1,361,210, $1,006,429, and $875,466, respectively. For corporate shareholders of the Monetta Large-Cap Equity Fund, 31% of the income distributions for the year ended December 31, 1999, qualify for the dividend received deduction.

2.   **RELATED PARTIES:**
Robert S. Bacarella is an officer and director of the Funds and also an officer, director and majority shareholder of the investment advisor, Monetta Financial Services, Inc. (Advisor). For the six-month period ended June 30, 2001, remunerations required to be paid to all interested directors or trustees has been absorbed by the Advisor. Fees paid to outside Directors or Trustees have been absorbed by the respective Funds.

Each Fund pays an investment advisory fee to the Advisor based on that Fund's individual net assets, payable monthly at the annual rate of 1.0% for Monetta Fund; 0.75% for the Small-Cap, Mid-Cap, and Large-Cap Equity Funds; 0.40% for the Balanced Fund; 0.35% for Intermediate Bond Fund; and 0.25% for the Government Money Market Fund. From these fees the Advisor pays all the Funds' ordinary operating expenses other than the advisory fee, distribution charges (Trust only) and charges of the Funds' custodian and transfer agent. Investment advisory fees waived for the six-month period ended June 30, 2001, for the Intermediate Bond Fund were $14,159 of total fees of $49,557. Investment advisory fees waived, and 12B-1 fees waived through June 30, 2001, for the Government Money Market Fund, were $5,636, and $2,255, respectively.

Monetta Financial Services, Inc., as of June 30, 2001 owned 23,861 shares or 8.2% of the Small-Cap Fund, 55,823 shares or 8.1% of the Balanced Fund, 8,908 shares or 1.9% of the Large-Cap Fund. Monetta Financial Services, Inc. owns less than 1% of the Monetta Fund, Mid-Cap Equity Fund, Intermediate Bond Fund and the Government Money Market Fund.

3. CAPITAL STOCK AND SHARE UNITS:

There are 100,000,000 shares of $0.01 par value capital stock authorized for the Monetta Fund. There is an unlimited number of no par value shares of beneficial interest authorized for each series of the Trust.

(In Thousands)	Monetta Fund	Small-Cap Equity Fund	Mid-Cap Equity Fund	Large-Cap Equity Fund	Balanced Fund	Intermediate Bond Fund	Government Money Market Fund
2000 Beginning Shares	5,974	244	956	463	581	1,940	3,700
Shares sold	593	161	72	54	132	1,050	3,932
Shares issued upon dividend reinvestment	3,353	76	460	70	120	114	239
Shares redeemed	(1,139)	(169)	(108)	(81)	(114)	(651)	(3,370)
Net increase (decrease) in shares outstanding	2,807	68	424	43	138	513	801
2001 Beginning Shares	8,781	312	1,380	506	719	2,453	4,501
Shares sold	189	79	100	26	25	718	1,434
Shares issued upon dividend reinvestment	0	0	0	0	10	65	105
Shares redeemed	(557)	(101)	(162)	(52)	(64)	(317)	(1,378)
Net increase (decrease) in shares outstanding	(368)	(22)	(62)	(26)	(29)	466	161
Ending Shares	8,413	290	1,318	480	690	2,919	4,662

4. PURCHASES AND SALES OF INVESTMENT SECURITIES:

The cost of purchases and proceeds from sales of securities for the six-month period ended June 30, 2001, excluding short-term securities were: Monetta Fund, $181,342,900 and $187,071,239 Small-Cap Fund, $8,608,110 and $8,735,496; Mid-Cap Fund, $19,286,475 and $19,466,437; Large-Cap Fund, $12,910,357 and $13,043,472; Balanced Fund, $8,230,316 and $8,591,369; and Intermediate Bond Fund, $34,823,635 and $30,179,893. The cost of purchases and proceeds from the sales of government securities included in the preceding numbers were as follows: Balanced Fund, $1,267,016 and $1,031,744; and Intermediate Bond Fund, $10,784,730 and $11,219,792.

5. DISTRIBUTION PLAN:

The Trust and its shareholders have adopted a service and distribution plan (the Plan) pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Plan permits the participating Funds to pay certain expenses associated with the distribution of their shares. Annual fees under the Plan of up to 0.25% for the Small-Cap, Mid-Cap, Large-Cap, Balanced, and Intermediate Bond Funds and up to 0.10% for the Government Money Market Fund are accrued daily. The distributor is Funds Distributor, Inc.

6.　　FINANCIAL HIGHLIGHTS:

Financial highlights for Monetta Fund for a share of capital stock outstanding throughout the period is presented below:

MONETTA FUND						
	Six Months Ended 6/30/01 (Unaudited)	2000	1999	1998	1997	1996
Net asset value at beginning of period	$11.779	$22.711	$14.964	$17.274	$15.842	$15.591
Net investment income (loss)	0.001	(0.021)	0.075	(0.104)	(0.041)	(0.079)
Net realized and unrealized gain (loss) on investments	(1.276)	(3.911)	7.672	(1.554)	4.223	0.330
Total from investment operations:	(1.275)	(3.932)	7.747	(1.658)	4.182	0.251
Less: Distributions from net investment income	0.000	(0.095)	0.000	0.000	0.000	0.000
Distributions from short-term capital gains, net (a)	0.000	(4.925)	0.000	(0.283)	(1.910)	0.000
Distributions from net realized gains	0.000	(1.980)	0.000	(0.369)	(0.840)	0.000
Total distributions	0.000	(7.000)	0.000	(0.652)	(2.750)	0.000
Net asset value at end of period	$10.504	$11.779	$22.711	$14.964	$17.274	$15.842
Total return	(10.87%)	(15.97%)	51.80%	(9.03%)	26.18%	1.60%
Ratio to average net assets:						
Expenses	1.48%	1.32%	1.45%	1.36%	1.48%	1.38%
Net investment income	0.00%	(0.09%)	0.50%	(0.64%)	(0.24%)	(0.51%)
Portfolio turnover	230.39%	353.8%	210.9%	107.5%	97.8%	204.8%
Net assets ($ millions)	$88.4	$103.4	$135.7	$124.7	$163.4	$211.5

(a) Distributions of short-term capital gains are included as ordinary income for tax purposes.
The per share ratios are calculated using the weighted average number of shares outstanding during the period, except for distributions, which are based on shares outstanding at record date.

Financial highlights for each Fund of the Trust for a share outstanding throughout the period are as follows:

SMALL-CAP EQUITY FUND

	Six Months Ended 6/30/01 (Unaudited)	2000	1999	1998	2/1/97 Through 12/31/97
Net asset value at beginning of period	$13.450	$21.831	$13.396	$13.900	$10.000
Net investment income (loss)	(0.025)	(0.274)	(0.264)	(0.272)	(0.148)
Net realized and unrealized gain (loss) on investments	(1.346)	(4.182)	8.699	(0.136)	4.878
Total from investment operations	(1.371)	(4.456)	8.435	(0.408)	4.730
Less:					
Distributions from net investment income	0.000	0.000	0.000	0.000	0.000
Distributions from short-term capital gains, net (a)	0.000	(3.160)	0.000	(0.096)	(0.830)
Distributions from net realized gains	0.000	(0.765)	0.000	0.000	0.000
Total distributions	0.000	(3.925)	0.000	(0.096)	(0.830)
Net asset value at end of period	$12.079	$13.450	$21.831	$13.396	$13.900
Total return*	(10.19%)	(18.74%)	62.91%	(2.81%)	47.17%
Ratios to average net assets:					
Expenses*	2.35%	1.95%	2.36%	2.39%	1.75%
Net investment income*	(0.20%)	(1.33%)	(1.82%)	(2.04%)	(1.13%)
Portfolio turnover	323.7%	492.6%	265.0%	200.4%	138.8%
Net assets ($ thousands)	$3,509	$4,202	$5,332	$3,980	$2,518

MID-CAP EQUITY FUND

	Six Months Ended 6/30/01 (Unaudited)	2000	1999	1998	1997	1996
Net asset value at beginning of period	$11.802	$20.355	$13.571	$14.975	$14.814	$11.962
Net investment income (loss)	(0.038)	(0.119)	(0.099)	0.022	(0.045)	0.044
Net realized and unrealized gain (loss) on investments	(3.354)	(2.704)	7.225	(0.266)	4.296	2.852
Total from investment operations	(3.392)	(2.823)	7.126	(0.244)	4.251	2.896
Less:						
Distributions from net investment income	0.000	0.000	0.000	(0.022)	0.000	(0.044)
Distributions from short-term capital gains, net (a)	0.000	(4.270)	(0.342)	(0.477)	(1.452)	0.000
Distributions from net realized gains	0.000	(1.460)	0.000	(0.661)	(2.638)	0.000
Total distributions	0.000	(5.730)	(0.342)	(1.160)	(4.090)	(0.044)
Net asset value at end of period	$8.410	$11.802	$20.355	$13.571	$14.975	$14.814
Total return	(28.73%)	(12.69%)	53.39%	(0.85%)	29.14%	24.20%
Ratios to average net assets:						
Expenses	1.40%	1.21%	1.25%	1.21%	1.26%	1.23%
Net investment income	(0.42%)	(0.56%)	(0.67%)	0.15%	(0.28%)	0.32%
Portfolio turnover	161.7%	194.6%	170.4%	237.6%	137.8%	93.3%
Net assets ($ thousands)	$11,088	$16,284	$19,458	$18,920	$21,908	$17,338

*Ratios and total return for the year of inception are calculated from the date of inception to the end of the period.

(a) Distributions of short-term capital gains are included as ordinary income for tax purposes.

The per share ratios are calculated using the weighted average number of shares outstanding during the period, except for distributions, which are based on shares outstanding at record date.

LARGE-CAP EQUITY FUND

	Six Months Ended 6/30/01 (Unaudited)	2000	1999	1998	1997	1996
Net asset value at beginning of period	$14.610	$20.062	$13.437	$13.359	$12.266	$10.571
Net investment income (loss)	(0.079)	(0.197)	(0.147)	(0.068)	(0.007)	0.023
Net realized and unrealized gain (loss) on investments	(6.031)	(2.837)	7.297	1.074	3.250	2.928
Total from investment operations	(6.110)	(3.034)	7.150	1.006	3.243	2.951
Less:						
Distributions from net investment income	0.000	0.000	0.000	0.000	0.000	(0.023)
Distributions from short-term capital gains, net (a)	0.000	(0.108)	(0.078)	(0.714)	(1.113)	(1.188)
Distributions from net realized gains	0.000	(2.310)	(0.447)	(0.214)	(1.037)	(0.045)
Total distributions	0.000	(2.418)	(0.525)	(0.928)	(2.150)	(1.256)
Net asset value at end of period	$8.500	$14.610	$20.062	$13.437	$13.359	$12.266
Total return	(41.72%)	(14.96%)	53.98%	8.99%	26.64%	28.20%
Ratios to average net assets:						
Expenses	2.13%	1.61%	1.66%	1.86%	1.51%	1.51%
Net investment income	(0.76%)	(0.99%)	(0.91%)	(0.52%)	(0.05%)	0.31%
Portfolio turnover	256.80%	155.6%	81.4%	207.5%	123.2%	152.7%
Net assets ($ thousands)	$4,084	$7,399	$9,298	$4,185	$4,265	$2,288

BALANCED FUND

	Six Months Ended 6/30/01 (Unaudited)	2000	1999	1998	1997	1996
Net asset value at beginning of period	$12.813	$16.268	$14.476	$14.078	$12.643	$10.605
Net investment income (loss)	0.158	0.318	0.239	0.290	0.264	0.132
Net realized and unrealized gain (loss) on investments	(2.054)	(1.173)	3.741	0.838	2.398	2.598
Total from investment operations	(1.896)	(0.855)	3.980	1.128	2.662	2.730
Less:						
Distributions from net investment income	(0.158)	(0.310)	(0.265)	(0.286)	(0.224)	(0.132)
Distributions from short-term capital gains, net (a)	0.000	(0.850)	(1.468)	(0.389)	(0.927)	(0.560)
Distributions from net realized gains	0.000	(1.440)	(0.455)	(0.055)	(0.076)	0.000
Total distributions	(0.158)	(2.600)	(2.188)	(0.730)	(1.227)	(0.692)
Net asset value at end of period	$10.759	$12.813	$16.268	$14.476	$14.078	$12.643
Total return	(14.72%)	(5.15%)	29.60%	8.59%	21.21%	25.94%
Ratios to average net assets:						
Expenses	1.06%	0.96%	0.95%	0.84%	1.02%	1.40%
Net investment income	1.39%	1.94%	1.55%	2.06%	1.88%	1.54%
Portfolio turnover	105.51%	167.4%	71.3%	127.7%	115.9%	117.8%
Net assets ($ thousands)	$7,422	$9,208	$9,449	$14,489	$12,054	$2,336

(a) Distributions of short-term capital gains are included as ordinary income for tax purposes.
The per share ratios are calculated using the weighted average number of shares outstanding during the period, except for distributions, which are based on shares outstanding at record date.

INTERMEDIATE BOND FUND

	Six Months Ended 6/30/01 (Unaudited)	2000	1999	1998	1997	1996
Net asset value at beginning of period	$10.352	$10.244	$10.652	$10.445	$10.208	$10.244
Net investment income	0.316	0.691	0.602	0.592	0.599	0.612
Net realized and unrealized gain (loss) on investments	0.147	0.102	(0.435)	0.269	0.278	0.019
Total from investment operations	0.463	0.793	0.167	0.861	0.877	0.631
Less:						
Distributions from net investment income	(0.314)	(0.685)	(0.565)	(0.577)	(0.592)	(0.612)
Distributions from short-term capital gains, net (a)	0.000	0.000	(0.004)	(0.038)	(0.047)	(0.055)
Distributions from net realized gains	0.000	0.000	(0.006)	(0.039)	(0.001)	0.000
Total distributions	(0.314)	(0.685)	(0.575)	(0.654)	(0.640)	(0.667)
Net asset value at end of period	$10.501	$10.352	$10.244	$10.652	$10.445	$10.208
Total return	4.48%	8.13%	1.60%	8.38%	8.91%	6.46%
Ratios to average net assets:						
Expenses - Net	0.59%	0.57%	0.54%	0.55%	0.65%	0.55%
Expenses - Gross (b)	0.69%	0.69%	0.74%	0.75%	0.87%	0.85%
Net investment income-Net	3.00%	6.82%	5.78%	5.59%	5.82%	5.75%
Net investment income-Gross (b)	2.95%	6.69%	5.58%	5.39%	5.60%	5.45%
Portfolio turnover	112.39%	120.3%	115.2%	52.0%	96.7%	28.9%
Net assets ($ thousands)	$30,658	$25,394	$19,873	$6,676	$3,933	$2,769

GOVERNMENT MONEY MARKET FUND

	Six Months Ended 6/30/01 (Unaudited)	2000	1999	1998	1997	1996
Net asset value at beginning of period	$1.000	$1.000	$1.000	$1.000	$1.000	$1.000
Net investment income	0.023	0.059	0.047	0.051	0.050	0.049
Net realized and unrealized gain (loss) on investments	0.000	0.000	0.000	0.000	0.000	0.000
Total from investment operations	0.023	0.059	0.047	0.051	0.050	0.049
Less:						
Distributions from net investment income	(0.023)	(0.059)	(0.047)	(0.051)	(0.050)	(0.049)
Distributions from short-term capital gains, net (a)	0.000	0.000	0.000	0.000	0.000	0.000
Distributions from net realized gains	0.000	0.000	0.000	0.000	0.000	0.000
Total distributions	(0.023)	(0.059)	(0.047)	(0.051)	(0.050)	(0.049)
Net asset value at end of period	$1.000	$1.000	$1.000	$1.000	$1.000	$1.000
Total return	2.35%	6.03%	4.85%	5.24%	5.15%	5.06%
Ratios to average net assets:						
Expenses - Net	0.37%	0.40%	0.35%	0.32%	0.39%	0.31%
Expenses - Gross (b)	0.73%	0.74%	0.70%	0.68%	0.76%	0.67%
Net investment income-Net	2.31%	5.89%	4.71%	5.11%	5.02%	4.95%
Net investment income-Gross (b)	2.13%	5.55%	4.36%	4.76%	4.65%	4.59%
Portfolio turnover	N/A	N/A	N/A	N/A	N/A	N/A
Net assets ($ thousands)	$4,662	$4,501	$3,700	$4,095	$4,464	$6,232

(a) Distributions of short-term capital gains are included as ordinary income for tax purposes.

(b) Ratios of expenses and net income adjusted to reflect investment advisory fees and charges of the Trust's custodian and transfer agent assumed by the investment advisor.

The per-share ratios are calculated using the weighted average number of shares outstanding during the period, except for distributions, which are based on shares outstanding at record date.

Monetta Family of Mutual Funds
1776-A South Naperville Road
Suite 100
Wheaton, IL 60187-8133